

September 4, 2025

Frank Karbe
Chief Financial Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Dr.
Suite 101
San Diego, CA 92121

> **Re: Cidara Therapeutics, Inc.**
> **Form 10-K for the period ended December 31, 2024**
> **Filed March 6, 2025**
> **File No. 001-36912**

Dear Frank Karbe:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences